June 12, 2009
Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Shaw Communications Inc. (the “Company”) Form 40-F for the year ended August 31, 2008 Filed: December 1, 2008 File No: 1-14684
This letter responds to the comments raised in your letter of April 21, 2009 regarding the above-referenced filing.
As per your request, in connection with responding to your comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission for taking action with respect to the filings; and

•	The Company may not assert staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Each of your comments appears below in italics, numbered as per your letter, and is followed by our response.
1.   We note that broadcast rights accounted for 57% of total assets as of December [August] 31, 2008. We also note that you discuss downward trends in economic growth on page 25 of MD&A. We note on page 15 of MD&A that you perform an annual impairment test for long-lived assets and that there was no impairment of intangible assets during 2008. As a result of your impairment test of your units of accounting during 2008, you determined that your broadcast rights balance was not impaired. Tell us when you perform your annual impairment tests of long-lived assets and whether you performed subsequent interim impairment tests in 2008. If you did not, tell us why. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment testing was required.
Shaw Communications Inc.
Suite 900, 630 – 3rd Avenue SW, Calgary, Alberta T2P 4L4
Telephone (403) 750-4500 • Facsimile (403) 750-4501

The Company tests intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. On an annual basis the Company tests for impairment as at March 1, the beginning of the third quarter. For the March 1, 2008 annual impairment test the analysis was performed during the third quarter and was reviewed with the Company’s Audit Committee at the third quarter meeting. This test confirmed that no impairment was required.
The Company did perform a subsequent interim impairment test in late December 2008 due to the continued changes in economic conditions and outlook. The interim test was also prompted by recent impairments of goodwill and intangible assets in the global telecommunications industry. This interim test also confirmed that no impairment was required.
In light of the significance of your broadcast rights balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of broadcast rights balances. Specifically, we believe you should provide the following information:
•	Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of each unit of accounting in your impairment analysis. For example, if you utilize the discounted cash flow approach you should disclose at a minimum:
1.	the discount rates for each unit of accounting and how those discount rates were determined, including your consideration of any market risk premiums,
2.	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and
3.	the method you used for isolating the cash flows associated with the intangible asset.
•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment.
•	Further, disclose any changes to your units of accounting or allocations of broadcast rights by unit of accounting and the reasons for such changes.
•	If you determined that the fair value of any of your units of accounting did not exceed its carrying value by a significant amount in your most recent impairment test, disclose both the carrying value and the fair value for this unit of accounting. Explain to us how the determination of significance was made. In addition, provide a sensitivity analysis of your most recent impairment test assumptions for this unit of accounting based on reasonably likely changes.
•	For units of accounting for which the fair value exceeded the carrying value by a significant amount, provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in fair value at the time of your impairment testing.

In responding to your comments we have identified those comments that appear to be requesting specific details in our response (underlined above) and those that appear to be recommendations for future enhanced disclosure.
In response to your disclosure recommendations and in reference to the guidance in Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”, we will provide more enhanced disclosure, including a more detailed discussion of the methodology and the assumptions and estimates incorporated in the analysis, in future filings commencing with our 40-F for the year ended August 31, 2009.
The Company estimates the fair value of intangible assets not subject to amortization using a discounted cash flow (“DCF”) analysis. In this analysis the Company estimates the discrete future cash flows associated with the intangible asset for 5 years and determines an appropriate terminal value. The future cash flows are based on the Company’s estimates of future operating results, economic conditions and the competitive environment. The terminal value is estimated using an appropriate perpetuity growth rate assumption. The discount rates used in the analysis are based on the Company’s weighted average cost of capital and an assessment of the risk inherent in the projected future cash flows. In analyzing the fair value determined by the DCF analysis the Company also considers multiples of service operating income before amortization generated by the underlying assets and current market transactions.
The Company periodically evaluates the unit of account used to test for impairment of the Broadcast Rights to ensure testing is performed at the appropriate level. For purposes of the Broadcast Rights impairment test, the Company has identified two reporting units. These reporting units, and the allocation of Broadcast rights thereto, have remained unchanged for a period exceeding 5 years:
•	Cable systems

•	Direct to Home (“DTH”) and satellite services
With respect to your more specific questions, underlined above, we note the following:
The Western Canadian economy in which we predominantly operate has experienced a slow-down but not to the extent this has happened in other areas of Canada and more generally in the United States. In fact, as set out in our MD&A, our subscriber base continues to grow. Despite the growth in our subscriber base, it was nevertheless appropriate to consider the possible impact of the economic slow-down on the recorded amounts for the Broadcast Rights. Accordingly, we conducted an interim impairment test in December, 2008, incorporating lower cash flow growth assumptions, higher discount rates (due generally to increased risk premiums) and lower terminal multiples. As noted above, this analysis continued to support the carrying amount of our intangible assets. In both reporting units tested, the fair value of the Broadcast rights in the analysis exceeded the carrying value by a significant amount. We consider it to be a significant amount if the hypothetical reduction in fair value would have to be over 25% to cause any impairment. With respect to the Cable systems, the hypothetical reduction in fair value would have to be over 50% to cause any impairment. With respect to DTH and satellite services the hypothetical reduction in fair value would have to be over 40% to cause any impairment.

Sensitivity testing is conducted as part of every impairment test. With respect to the most recent tests, in the Cable reporting unit an increase in the discount rate of 0.5% would cause the fair value to decline by less than 10% and a 0.25% decrease in the terminal growth rate would cause the fair value to decline by less than 5%. With respect to the DTH and satellite services reporting unit, an increase in the discount rate of 0.5% would cause the fair value to decline by less than 10% and a 0.25% decrease in the terminal growth rate would cause the fair value to decline by less than 5%.
2.   We note on page 15 of MD&A that you use a two-step process in determining impairment of capital assets. This seems inconsistent with the accounting policy disclosure in the note to your financial statements on page 57 that you review impairment by comparing carrying value to fair value. Please revise to clarify your accounting policy for impairment of long-lived assets and differentiate between goodwill and other intangible assets if your accounting policies for determining impairment differ under Canadian GAAP as compared to US GAAP. Please also expand your disclosure in the US GAAP reconciliation on page 90 accordingly.
Our accounting policies for impairment of goodwill and other intangible assets are consistent under Canadian GAAP, using the guidance in Handbook section 3064, and US GAAP, using the guidance in SFAS No 142.
Other Intangible Assets are tested for impairments by comparing the estimated fair value of the intangible asset with its carrying amount.
Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of the reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of the impairment loss.
In future filings, commencing with our 40-F for the year ended August 31, 2009, we will clarify our accounting policy to differentiate between Goodwill and Intangible Assets.
3.   Please tell us the nature of costs included in Broadcast rights, including the basis for your belief that such intangible assets are indefinite lived. Please expand the disclosure in MD&A and accounting policies in the notes to financial statements to clarify the nature of the costs included in Broadcast rights.
Broadcast rights are comprised of the following intangible assets identified on a business combination with respect to the acquisition of shares or assets of a broadcast distribution undertaking (“BDU”):
•	Broadcast authorities including licenses and exemptions from licensing that allow access to homes/subscribers in the specific service area

In Canada, to operate a BDU an authority is required from the Canadian Radio-television and Telecommunications Commission (“CRTC”). There are essentially two kinds of authorities: a license or an exemption from licensing (referred to as “Broadcast Rights”). Shaw received its first license to operate the cable television system in the eastern portion of Edmonton over thirty years ago and has throughout its corporate existence pursued a business acquisition policy focused on purchasing operating cable systems in potentially high growth areas and/or in areas contiguous to systems it already owned. The Company also acquired one of the two National DTH satellite providers licensed to operate in Canada.
With respect to exempt systems, this is an authority that is governed by Exemption Orders published by the CRTC. If a cable system meets the criteria in the Exemption Order, that system can request to have its licensed revoked, and it becomes regulated pursuant to the Exemption Order, rather than by the BDU Regulations that apply to licensed systems. On a purchase of an exempt system the purchaser essentially steps into the vendors shoes with respect to the broadcasting rights and responsibilities. The purchaser must operate the system in accordance with the Exemption Orders.
The Company has concluded that Broadcast rights are indefinite lived based on the following:
•	The licenses are usually granted for a period of seven years, and are renewable provided that the CRTC is satisfied that the incumbent operator has met all of the conditions of the license and has operated the system properly. The Company has never failed to obtain a license renewal for any cable system which it operates and this is consistent with the over-all industry experience.
•	The first cable licenses were awarded in Canada in the 1950’s and have consistently been renewed since that time. The two National DTH licenses were awarded in 1996 and have also consistently been renewed since that time. The CRTC does have the power to revoke a license in mid-term, but this has never happened and would likely never happen because the CRTC and the licensee would engage in a process to resolve any regulatory issue in question.
•	There is no legal, regulatory, contractual, competitive or other factor that would prevent the Company’s license renewals.
•	The cost of Broadcast license renewals is nominal and the value of these licenses is significant. There is no cost to be paid to the CRTC to renew the licenses. The only costs to the Company associated with renewal of licenses are the internal costs (for regulatory staff and travel) and these costs are expensed as incurred.

In future filings commencing with our 40-F for the year ended August 31, 2009 the Company will expand the disclosure in our annual MD&A and accounting policies in the notes to the financial statements to clarify the nature of the costs included in Broadcast rights, as explained above.
We are pleased to cooperate and have reviewed this response with our Audit Committee, who concur with Management’s comments. If you have any further comments or would like to discuss any of the responses, please contact us at your convenience.
Sincerely,
/s/ Steve Wilson
Steve Wilson
Senior Vice President and Chief Financial Officer
Cc:	Audit Committee Ernst & Young LLP